UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Anaren, Inc.

 (Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032744104

(CUSIP Number)

Michael R. Murphy
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032744104

1.	Names of Reporting Persons Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032744104

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 032744104

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 032744104

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Anaren, Inc., a New York corporation (the “Company”), which has its principal executive offices at 6635 Kirkville Road, East Syracuse, NY 13057.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on August 16, 2012, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 8, 2013 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 777,771 shares of Common Stock beneficially owned by the Reporting Persons as of April 29, 2013 was approximately $14,651,131.  The source of such funds was the assets of Discovery Equity Partners, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Discovery Equity Partners with a broker on customary terms and conditions.  Discovery Equity Partners is the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the fourth and fifth paragraphs thereof:

On April 30, 2013, Discovery Group sent a letter to the special committee of the Board of Directors of the Company (the “Independent Committee”) formed to consider the recent offer made by Vintage Capital Management, LLC (“Vintage Capital”) to acquire the remaining shares of the Company that Vintage Capital does not already own, at a price of $23 per share.  The letter sets forth the Reporting Persons’ recommendation that the Independent Committee and its advisors should enter into good faith negotiations with Vintage Capital to explore the best terms and highest price available from Vintage Capital while simultaneously contacting alternative potential buyers in an organized process and soliciting other offers for the Company. The description of the aforementioned letter of Discovery Group contained herein is qualified in its entirety by reference to the full text of such letter, which is included as Exhibit 1 to this Amendment No. 2.

On April 30, 2013, Discovery Group also issued a press release relating to the aforementioned letter and other matters.  The press release is included as Exhibit 2 to this Amendment No. 2.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 13,224,054 shares of Common Stock reported outstanding as of April 19, 2013 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Discovery Equity Partners beneficially owns 777,771 shares of Common Stock as of April 29, 2013, which represents 5.9% of the outstanding Common Stock.

Discovery Group beneficially owns 777,771 shares of Common Stock as of April 29, 2013, which represents 5.9% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 777,771 shares of Common Stock as of April 29, 2013, which represents 5.9% of the outstanding Common Stock.

Mr. Murphy beneficially owns 777,771 shares of Common Stock as of April 29, 2013, which represents 5.9% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners. Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Discovery Equity Partners.

No person other than Discovery Equity Partners is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and Discovery Equity Partners, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 2 included as Exhibit 3 to this Amendment No. 2, and the Powers of Attorney granted by Messrs. Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 4 and Exhibit 5, respectively, to this Amendment No. 2.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Letter dated April 30, 2013 of Discovery Group to the Board of Directors of the Company.

Exhibit 2: Press Release dated April 30, 2013 of Discovery Group.

Exhibit 3: Joint Filing Agreement dated as of April 30, 2013, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 5: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2013
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Letter dated April 30, 2013 of Discovery Group to the Board of Directors of the Company.

Exhibit 2	Press Release dated April 30, 2013 of Discovery Group.

Exhibit 3	Joint Filing Agreement dated as of April 30, 2013, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 5	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.